Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Filing Person: Corporate Property Associates 14 Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
File Number: 000-25771
December 16, 2010
To Whom It May Concern:
     On December 14, 2010, Corporate Property Associates 14 Inc. (“CPA®:14”) announced a proposed merger with Corporate Property Associates 16 — Global, Inc. (“CPA®:16 — Global”), a non-traded REIT also managed by W. P. Carey & Co. LLC. If the merger is concluded on the terms proposed, CPA®:14 investors will receive $11.50 per share, comprised of (a) a $1.00 cash distribution and (b) $10.50 in either cash or shares of CPA®:16 — Global, as elected by the shareholder. Completion of the merger is subject to a number of conditions, including shareholder approvals, and cannot be assured. It is currently expected that the merger would not be presented to shareholders for approval until the first half of 2011.
     In connection with this proposed transaction, please find below the per share estimated net asset values (“NAVs”) for CPA®:14 and CPA®:16 — Global as of September 30, 2010, based in part upon a valuation of each fund’s real estate portfolio and indebtedness, as determined by an third-party valuation firm, with adjustments for cash and other items.

FUND	CUSIP #	NAV
CPA®:14	22002B305	$11.50
CPA®:16 — Global	22003A108	$8.80
     We hope you will use this information to update your records where the CPA® estimated net asset values are provided. For further information concerning the calculation of estimated NAVs, please refer to the complete Form 8-Ks filed by each of CPA®:14 and CPA®:16 — Global with the Securities and Exchange Commission on December 14, 2010, available at www.cpa14.com and www.cpa16global.com, respectively.
     Please note that CPA®:15 will be appraised, according to its normal schedule, as of December 31, 2010, and the updated estimated net asset value is expected to be reported to stockholders in March 2011. CPA®:17 — Global, as stated in its Prospectus, will be appraised no later than three years after the closing of the fund’s original offering and currently reflects its per share offering price of $10.00.
     Please feel free to call me at 1-800-WP CAREY (1-800-972-2739), extension 8924, with any additional questions.

Sincerely,

Joshua A. Kane
Operations Manager
Cautionary Statement Concerning Forward-Looking Statement:
          This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Corporate Property Associates 14 Incorporated, (“CPA®:14”) (Continued on back)

and Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. It is important to note that CPA®:14’s and CPA®:16 — Global’s actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect CPA®:14’s and CPA®:16 — Global’s future results, performance, achievements or transactions.
          Factors that could cause actual results or other outcomes to differ materially from those described in this communication include, among others: changes in national or regional economic and business conditions, including changes in interest rates and the availability and cost of capital; the possibility that various closing conditions to the proposed merger and the CPA®:14 asset sales may not be satisfied or waived and, as a result, the proposed merger and the CPA®14 asset sales may not be consummated; the possibility that the UPREIT reorganization contemplated in connection with the proposed merger will not be approved by stockholders and thus will not occur; the risks and uncertainties associated with obtaining the debt financing and equity financing necessary to consummate the proposed merger; potential liability under, and changes in, environmental, zoning, tax and other laws; and other factors.
          All subsequent written and oral forward-looking statements attributable to CPA®:14, CPA®:16 — Global or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. CPA®:14 and CPA®:16 — Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.
Additional Information About Proposed Merger:
          CPA®:16 — Global will file with the Securities and Exchange Commission a registration statement on Form S-4 which will include proxy statements of CPA®:14 and CPA®:16 — Global and a prospectus of CPA®:16 — Global. CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that are filed by CPA®:14, CPA®:16 — Global, Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”) and W. P. Carey & Co. LLC (“W. P. Carey”) with the SEC. These documents will contain important information with respect to the proposed merger and the other transactions contemplated by the merger agreement and should be read carefully and in their entirety. When documents are filed with the SEC, they will be available for free at the SEC’s website at http://www.sec.gov. Certain of these documents will also be available for free by accessing CPA®:14’s website at http://www.cpa14.com, CPA®:16 — Global’s website at http://www.cpa16.com, CPA®:17 — Global’s website at http://www.cpa17global.com or W. P. Carey’s website at http://www.wpcarey.com.
          CPA®:14, CPA®:16 — Global and W. P. Carey’s directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
          This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.